[redacted]

07026325

ABSA

RECEIVED
2007 AUG 29 A 5: 3

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 6816
Fax 011 350 4009
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 6816
Faks 011 350 4009
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

20 August 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

SUPPL

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of dealings in securities by Directors (RA Jenkins and R Le Blanc) in Absa Group Limited shares as published on the Johannesburg Securities Exchange's News Service (SENS) on Monday, 20 August 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

PROCESSED
AUG 3 1 2007
THOMSON
FINANCIAL

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Limited the following information is disclosed.

Name:	RA Jenkins
Designation:	Absa Group non-executive director and Absa Bank non-executive director
Date of transaction:	16 August 2007
Number of shares purchased:	1 000 at 12 650 cents per share
Nature of transaction:	Purchase of shares
Class of securities:	Absa Group ordinary shares of 200 cents each
Value of transaction:	R126 500.00
Nature of interest:	Direct beneficial
Name:	R Le Blanc
Designation:	Absa Group non-executive director and Absa Bank non-executive director
Date of transaction:	16 August 2007
Number of shares purchased:	1 000 at 12 650 cents per share
Nature of transaction:	Purchase of shares
Class of securities:	Absa Group ordinary shares of 200 cents each
Value of transaction:	R126 500.00
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of these dealings in securities.

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Johannesburg
20 August 2007

ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 6816
Fax 011 350 4009
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 6816
Faks 011 350 4009
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

27 August 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

SUPPL

FAX: 00 1 202 772 9207

**FILE REFERENCE NO.
082-04569**

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of dealings in securities by a Director in Absa Group Limited shares as published on the Johannesburg Securities Exchange's News Service (SENS) on Monday, 27 August 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

**W R SOMERVILLE
GROUP COMPANY SECRETARY**

ABSP AMAGB

ASA/ABSP - Absa Group/Absa Bank - Notice of dealings in securities in terms

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa)
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	J H Schindehutte
Designation:	Absa Group Limited and Absa Bank Limited executive director
Date of transactions:	24 August 2007
Number of shares purchased:	23 334 at 3 367 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 7 June 2002
Class of securities:	Absa Group Ordinary shares of 200 cents each
Value of transaction:	R785 655.78
Nature of interest:	Direct beneficial
Number of shares purchased:	10 000 at 3 501 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 5 June 2003
Class of securities:	Absa Group Ordinary shares of 200 cents each
Value of transaction:	R350 100.00
Nature of interest:	Direct beneficial
Number of shares purchased:	62 285 at 4 656 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 31 May 2004
Class of securities:	Absa Group Ordinary shares of 200 cents each
Value of transaction:	R2 899 989.60
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of these dealings in securities.

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Johannesburg
27 August 2007

Date: 27/08/2007 11:15:31 Produced by the JSE SENS Department.

END